SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                               Amendment No. 1 to

                                    FORM 8-A

                 FOR REGISTRATION OF CERTAIN CLASS OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Richfood Holdings, Inc.
             (Exact Name of Registrant as Specified in its Charter)

               Virginia                                  54-1438602
         (State of Incorporation                      (I.R.S. Employer
             or Organization)                        Identification No.)



             4860 Cox Road, Suite 300, Glen Allen, Virginia            23060
         (Address of Registrant's principal executive offices)       (Zip Code)

       If this form relates to the registration                  If this form relates to the registration
       of a class of securities pursuant to                      of a class of securities pursuant to
       Section 12(b) of the Exchange Act and is                  Section 12(g) of the Exchange Act and is
       effective pursuant to General                             effective pursuant to General
       Instruction A.(c), please check the                       Instruction A.(d), please check the
       following box.  [  ]                                      following box.  [x]


Securities Act registration statement file number to which this form relates:  _______________________
                                                                                    (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                              Name of each exchange on which
 to be registered:                               each class is to be registered:

       None

Securities to be registered pursuant to Section 12(g) of the Act:

Warrants to purchase                                 Nasdaq SmallCap Market
common stock

Item 1.  Description of Registrant's Securities to Be Registered.

         This Registration Statement relates to warrants (the "Warrants") to purchase an aggregate of 1,500,000 shares of common stock, without par value (the "Common Stock"), of Richfood Holdings, Inc., a Virginia corporation (the "Registrant").

         As of November 26, 1997, the Registrant entered into a definitive Asset Purchase Agreement pursuant to which a wholly owned subsidiary of the Registrant will acquire substantially all of the assets and assume certain liabilities of Farm Fresh, Inc., a privately held supermarket chain headquartered in Norfolk, Virginia (the "Farm Fresh Acquisition"). A portion of the purchase price is to consist of the Warrants. The following discussion of certain terms and provisions of the Warrants is qualified in its entirety by reference to the detailed provisions of the Warrant Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

         Upon issuance, each Warrant will entitle the registered owner thereof to purchase one share of Common Stock at an exercise price of $25.00 per share (the "Exercise Price"), subject to adjustment upon the occurrence of certain events discussed below. The Warrants will expire on the fifth anniversary of the closing date of the Farm Fresh Acquisition (the "Expiration Date"), which is expected to occur in early March 1998. Prior to the registration of the Warrants, the Registrant had no warrants outstanding.

         The Warrants will be protected against dilution in the event that the Registrant (i) effects a stock split or a reverse stock split, (ii) pays a dividend or other distribution on its Common Stock in the form of additional shares of Common Stock or (iii) issues rights, options or warrants to holders of shares of Common Stock entitling them to purchase additional shares of Common Stock at less than the then-current market price per share. In the event that the Registrant distributes to all holders of Common Stock any shares of capital stock of the Registrant (other than Common Stock), evidences of its indebtedness or other rights, options or warrants to subscribe for or purchase any shares of capital stock of the Registrant (other than Common Stock and excluding those rights, options or warrants described in the preceding sentence), or other assets, other than cash dividends (collectively, the "Property"), then, in each such case, (i) unless the Registrant elects to reserve such Property for distribution to the Warrantholders upon the exercise of the Warrants so that any such holder exercising his Warrants will receive upon such exercise, in addition to the shares of Common Stock to which such holder is entitled, the amount and kind of such Property that such holder would have received if such holder had, immediately prior to the record date for the distribution of the Property, exercised the Warrants, the Exercise Price shall be adjusted so that the same shall equal the price determined by multiplying the Exercise Price in effect immediately prior to the date of such distribution by a fraction, the numerator of which shall be the then-current market price per share of Common Stock less the then fair market value of the portion of the Property so distributed allocable to one share of Common Stock, and the denominator of which shall be the then-current market price per share of Common Stock or (ii), in the event that the then fair market value of the Property allocable to one share of Common Stock is equal to or exceeds the current market price of one share of Common Stock, in lieu of the foregoing adjustment, adequate provision shall be made so that each Warrantholder shall have the right to receive the amount and kind of Property such holder would have received had he exercised each such Warrant immediately prior to the record date for the distribution of the Property.

          If the Registrant (i) pays any cash dividend or (ii) repurchases any shares of Common Stock at a per share premium to the then current market price per share (a "Repurchase Premium") which, in either instance, when combined with all cash dividends and Repurchase Premiums paid by the Registrant after January 10, 1998 exceeds the sum of (A) $35,000,000, plus (B) 50% of the Registrant's consolidated net income after January 10, 1998 (an "Excess Distribution"), the Exercise Price shall be adjusted by multiplying the Exercise Price then in effect by a fraction, (i) the numerator of which shall equal (Y) the market price per share of the Common Stock on the record date for such dividend or the effective date of such repurchase minus (Z) the quotient obtained by dividing an amount equal to the Excess Distribution by the number of shares of Common Stock outstanding on such record date or immediately after giving effect to such repurchase, and (ii) the denominator of which shall equal the market price per share of Common Stock on such record or effective date.

         No adjustment to the Exercise Price shall be required until cumulative adjustments amount to 1% or more of the Exercise Price as last adjusted.

         In the case of any (i) reclassification or change in the outstanding shares of Common Stock, (ii) consolidation, merger or combination to which the Registrant is a party (other than a consolidation, merger or combination in which the Registrant is the surviving corporation and which does not result in the reclassification or change in the outstanding shares of Common Stock) or
(iii) sale, conveyance or lease of all or substantially all of the properties or assets of the Registrant as a result of which the holders of Common Stock shall become entitled to receive stock, securities or other property or assets in exchange for Common Stock, the holders of Warrants shall have the right, upon exercise of the Warrants, to convert the Warrants into the kind and amount of shares of stock and other securities and property or assets receivable upon such reclassification, change, consolidation, merger, combination, sale, conveyance or lease as would be received by a holder of the number of shares of Common Stock issuable upon exercise of the Warrants immediately prior to such reclassification, change, consolidation, merger, sale, conveyance or lease.

         The holders of the Warrants, as such, are not entitled to vote, receive dividends or to exercise any of the rights of holders of Common Stock for any purpose until such Warrants have been duly exercised and payment of the Exercise Price shall have been made.

         The Warrants will be issued in accordance with an Order, dated February 20, 1998, Approving Disclosure Statement, Confirming Debtor's Joint Plan of Reorganization, and Approving Asset Purchase Agreement, which was issued in connection with the Joint Plan of Reorganization filed by Farm Fresh, Inc. and its parent, FF Holdings Corporation, in the United States Bankruptcy Court for the District of Delaware on January 7, 1998, pursuant to Chapter 11 of the Bankruptcy Code. Accordingly, the offer and sale of the Warrants and the underlying Common Stock issuable upon the exercise thereof will be exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 1145 of the Bankruptcy Code.


Item 2.  Exhibits.

*1. Form of Warrant Agreement between Richfood Holdings, Inc. and First Union National Bank of North Carolina, including form of Warrant Certificate.

*Previously filed.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereunto duly authorized.





                                         Richfood Holdings, Inc.



Dated: February  27, 1998                By: /s/ John C. Belknap
                                             --------------------------
                                              John C. Belknap
                                              Executive Vice President, Chief
                                              Financial Officer and Secretary